Contact

www.linkedin.com/in/wade-williams-4104231 (LinkedIn)

Top Skills

Board Level
Artificial Intelligence (AI)
Product Development

Patents

Internet-based vehicle-diagnostic system

Systems, methods and devices for a telematics web services interface feature

Wade Williams

Chief Information & Technology Advisor
Austin, Texas, United States

Summary

Experienced Chief Technology Officer with a demonstrated history of working in the computer software industry. Skilled in Enterprise Software, Agile Methodologies, Strategic Partnerships, Due Diligence, and Management. Strong information technology professional with a Bachelor's degree focused in CS and Mathematics from Point Loma Nazarene University.

Experience

GroundWorx®

Chief Information Officer
April 2023 - Present (3 years 6 months)
Dallas, Texas, United States

GroundWorx is a proactive soil management and water conservation solution helping the world’s best turf managers and agriculturalists grow smarter by connecting them to the turf, trees, and crops within their care.

Red Oak Compliance

Chief Information & Technology Officer
June 2024 - August 2026 (2 years 3 months)
Austin, TX

Equal Experts

Board Member
May 2024 - February 2025 (10 months)
United States

Serving as a member of the Equal Experts North American Advisory Board.

OrderMyGear

Chief Technology Officer
January 2019 - January 2023 (4 years 1 month)
Dallas/Fort Worth Area

As the leading platform for group e-commerce, OrderMyGear drives growth and saves time for team sporting goods dealers, apparel decorators, and

anyone selling to groups or teams. Millions of athletes, fans, employees, and administrators each year depend on OrderMyGear for a hassle-free buying experience.

PayLease (now Zego)
Chief Technology Officer
January 2012 - January 2019 (7 years 1 month)
San Diego County, CA

Networkfleet, Inc. (now Verizon Networkfleet)
Vice President, Software Engineering
April 2007 - March 2012 (5 years)

Networkcar (now Verizon Networkfleet)
Director, Software Engineering
August 2000 - August 2007 (7 years 1 month)
San Diego County, CA

Bidland Systems, Inc.
Senior Software Engineer
January 1998 - February 2000 (2 years 2 months)
San Diego County, CA

SAIC
Software Engineer
September 1986 - September 1997 (11 years 1 month)
Greater San Diego Area

United Nations, International Labor Organization
Software Engineer, P3
August 1994 - August 1996 (2 years 1 month)
Geneva, Switzerland

Education

Point Loma Nazarene University
Bachelor's degree, CS and Mathematics · (1982 - 1986)